FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of July 2023

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Summary of Financial Statements for the Three-month Period Ended June 30, 2023
99.1	Financial Appendix

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 27, 2023	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Summary of Financial Statements for the Three-month Period Ended June 30, 2023 (IFRS, Consolidated)
July 27, 2023

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code:	4502	URL: https://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2306	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance
Scheduled date of securities report submission: August 1, 2023
Scheduled date of dividend payment commencement: -
Supplementary materials for the financial statements: Yes
Presentation to explain the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Three-month Period Ended June 30, 2023 (April 1 to June 30, 2023)
(1)Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Three-month Period Ended June 30, 2023	1,058,618	8.9	168,571	12.0	135,033	(13.1)	89,406	(14.9)
Three-month Period Ended June 30, 2022	972,465	2.4	150,515	(39.4)	155,473	(30.3)	105,021	(23.7)

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Three-month Period Ended June 30, 2023	89,395	(14.9)	693,874	(11.6)	57.51		57.12
Three-month Period Ended June 30, 2022	105,014	(23.7)	784,617	298.3	67.94		67.56

	Core Operating Profit		Core EPS
	(Billion JPY)	(%)	(JPY)
Three-month Period Ended June 30, 2023	326.3	2.3	150
Three-month Period Ended June 30, 2022	319.1	28.2	145

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of June 30, 2023	14,792,738	6,921,668	6,921,052	46.8	4,452.06
As of March 31, 2023	13,957,750	6,354,672	6,354,122	45.5	4,087.49

2. Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2023	—	90.00	—	90.00	180.00
For the Fiscal Year Ending March 31, 2024	—				—
For the Fiscal Year Ending March 31, 2024 (Projection)		94.00	—	94.00	188.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results (Actual Exchange Rate basis) for the Fiscal Year Ending March 31, 2024 (April 1, 2023 to March 31, 2024)

	(Percentage figures represent changes from previous fiscal year)
	Revenue		Operating profit		Profit before income taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2024	3,840,000	(4.7)	349,000	(28.8)	185,000	(50.7)	142,000	(55.2)	90.75
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: None

Forecasts for Core financial measures are shown below.

	(Percentage figures represent changes from previous fiscal year)
	Core Revenue		Core Operating Profit		Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2024	3,840,000	(4.7)	1,015,000	(14.6)	434
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: None

The definition of Core financial measures is stated in the Attachment.

4.	Management Guidance (Constant Exchange Rate basis) for the Fiscal Year Ending March 31, 2024 (April 1, 2023 to March 31, 2024)
Takeda uses changes in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2024 (FY2023) has not been changed from the management guidance announced at the FY2022 financial results announcement on May 11, 2023.

	Core Revenue Growth	Core Operating Profit Growth	Core EPS Growth
	(%)	(%)	(%)
For the Fiscal Year Ending March 31, 2024	Low-single-digit % decline	Low-10s % decline	Low-20s % decline

The definition of Constant Exchange Rate change is stated in the Attachment.

▪Additional Information

(1) Changes in significant subsidiaries during the period	: No
(changes in specified subsidiaries resulting in the change in consolidation scope)

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: No
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at period end:
June 30, 2023	1,582,327,925 shares
March 31, 2023	1,582,296,025 shares

2) Number of shares of treasury stock at period end:
June 30, 2023	27,756,186 shares
March 31, 2023	27,767,213 shares

3) Average number of outstanding shares (for the three-month period ended June 30):
June 30, 2023	1,554,419,453 shares
June 30, 2022	1,545,705,621 shares

▪This summary of quarterly financial statements is not subject to quarterly review by the external auditor
▪Note to ensure appropriate use of forecasts and guidance, and other noteworthy items

•	Takeda applies International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•	All forecasts and management guidance in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecasts or guidance to be revised, Takeda will disclose it in a timely manner.

•
For details of the forecasts for consolidated operating results and the management guidance, please refer to "1. Financial Highlights for the Three-month Period Ended June 30, 2023 (3) Outlook for the Fiscal Year Ending March 31, 2024" on page 9.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on July 27, 2023, and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2023 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2023 (Consolidated)
1. Financial Highlights for the Three-month Period Ended June 30, 2023
(1) Business Performance
(i) Consolidated Financial Results (April 1 to June 30, 2023)

	Billion JPY or percentage
	FY2022 Q1	FY2023 Q1	Change versus the same period of the previous fiscal year
			AER		CER
			Amount of Change	% Change	% Change
Revenue	972.5	1,058.6	86.2	8.9%	3.7%
Cost of sales	(292.9)	(321.1)	(28.2)	9.6%	4.6%
Selling, general and administrative expenses	(231.5)	(248.1)	(16.6)	7.2%	1.9%
Research and development expenses	(143.6)	(162.7)	(19.1)	13.3%	6.6%
Amortization and impairment losses on intangible assets associated with products	(131.3)	(129.4)	1.9	(1.4)%	(8.1)%
Other operating income	5.5	4.3	(1.2)	(22.4)%	(22.0)%
Other operating expenses	(28.2)	(32.9)	(4.7)	16.8%	10.0%
Operating profit	150.5	168.6	18.1	12.0%	10.0%
Finance income and (expenses), net	5.5	(33.1)	(38.6)	―	―
Share of loss of investments accounted for using the equity method	(0.5)	(0.4)	0.1	(15.9)%	(51.6)%
Profit before tax	155.5	135.0	(20.4)	(13.1)%	(14.0)%
Income tax expenses	(50.5)	(45.6)	4.8	(9.6)%	(11.2)%
Net profit for the period	105.0	89.4	(15.6)	(14.9)%	(15.4)%
In this section, when comparing results to the same period of the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. Please refer to (ii) Core Results (April 1 to June 30, 2023), Definition of Core financial measures and Constant Exchange Rate change, for the definition of “Constant Exchange Rate change”.
Revenue
Revenue for the three-month period ended June 30, 2023 was JPY 1,058.6 billion (JPY +86.2 billion and +8.9% AER, +3.7% CER). The increase is primarily attributable to favorable foreign exchange rates and growth from business momentum of our five key business areas (i.e. Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”) Immunology, Oncology, and Neuroscience), with the exception of Oncology which was impacted by generic erosion and intensified competition on certain products in the current period. In addition, revenue outside of our five key business areas decreased mainly due to lower revenue contribution from COVID-19 vaccines.
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	FY2022 Q1	FY2023 Q1	Change versus the same period of the previous fiscal year
			AER		CER
Revenue:			Amount of Change	% Change	% Change
Japan	140.5	124.8	(15.7)	(11.2)%	(11.3)%
United States	501.1	554.4	53.3	10.6%	2.9%
Europe and Canada	205.6	224.3	18.8	9.1%	2.8%
Asia (excluding Japan)	46.1	60.8	14.7	32.0%	29.6%
Latin America	40.3	43.7	3.4	8.5%	13.9%
Russia/CIS	17.4	17.4	(0.0)	(0.0)%	0.1%
Other*1	21.6	33.2	11.6	53.9%	56.4%
Total	972.5	1,058.6	86.2	8.9%	3.7%
*1 Other includes the Middle East, Oceania and Africa.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2023 (Consolidated)
Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	FY2022 Q1	FY2023 Q1	Change versus the same period of the previous fiscal year
			AER		CER
Revenue:			Amount of Change	% Change	% Change
GI	270.4	293.5	23.2	8.6%	2.7%
Rare Diseases	181.6	192.6	11.0	6.1%	2.0%
Rare Hematology	79.1	81.4	2.2	2.8%	(1.7)%
Rare Genetics and Other	102.5	111.3	8.8	8.5%	4.9%
PDT Immunology	141.9	186.5	44.7	31.5%	24.3%
Oncology	117.5	110.5	(7.0)	(6.0)%	(8.6)%
Neuroscience	142.4	177.0	34.6	24.3%	17.2%
Other	118.7	98.4	(20.3)	(17.1)%	(20.3)%
Total	972.5	1,058.6	86.2	8.9%	3.7%

Year-on-year change in revenue for this three-month period in each of our business areas was primarily attributable to the following products:
GI
In GI, revenue was JPY 293.5 billion (JPY +23.2 billion and +8.6% AER, +2.7% CER).
Sales of ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)) were JPY 192.0 billion (JPY +23.7 billion and +14.1% AER, +7.1% CER). Sales in the U.S. were JPY 134.3 billion (JPY +16.4 billion and +13.9% AER). The increase was due to demand in the first line biologic inflammatory bowel disease (“IBD”) population both in UC and CD and favorable foreign exchange rates. Sales in Europe and Canada were JPY 44.0 billion (JPY +5.1 billion and +13.2% AER). The increase was primarily due to continued launches of the subcutaneous formulation, new patient gains and favorable foreign exchange rates.
Sales of GATTEX/REVESTIVE (for short bowel syndrome) were JPY 27.1 billion (JPY +5.2 billion and +23.6% AER, +17.0% CER). The increase was primarily due to increased demand across all regions and favorable foreign exchange rates.
Sales of TAKECAB/VOCINTI (for acid-related diseases) were JPY 29.8 billion (JPY +2.2 billion and +7.9% AER, +7.6% CER). The increase was primarily due to increased sales in China.
Sales of DEXILANT (for acid reflux disease) were JPY 12.0 billion (JPY -10.3 billion and -46.1% AER, -48.8% CER). The decrease was due to the loss of exclusivity and the termination of the authorized generics program in the U.S.
Rare Diseases
In Rare Diseases, revenue was JPY 192.6 billion (JPY +11.0 billion and +6.1% AER, +2.0% CER).
Revenue of Rare Hematology was JPY 81.4 billion (JPY +2.2 billion and +2.8% AER, -1.7% CER).
Sales of ADVATE (for hemophilia A) were JPY 33.8 billion (JPY +1.7 billion and +5.4% AER, +0.6% CER). The increase was due to favorable foreign exchange rates.
Sales of FEIBA (for hemophilia A and B) were JPY 11.9 billion (JPY +1.3 billion and +12.5% AER, +7.2% CER). The increase was primarily due to the favorable timing of shipments in the U.S. and favorable foreign exchange rates.
Aggregate sales of plasma-derived human coagulation factor products, HEMOFIL (for hemophilia A), IMMUNATE (for hemophilia A), and IMMUNINE (for hemophilia B) were JPY 4.2 billion (JPY -1.2 billion and -21.7% AER, -23.3% CER). The decrease was primarily due to decreased sales in the Growth and Emerging Markets.
Revenue of Rare Genetics and Other was JPY 111.3 billion (JPY +8.8 billion and +8.5% AER, +4.9% CER).
Sales of TAKHZYRO (for hereditary angioedema) were JPY 41.3 billion (JPY +7.3 billion and +21.4% AER, +14.7% CER). The increase was primarily due to continued strong demand across all regions and favorable foreign exchange rates.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2023 (Consolidated)
Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease) were JPY 4.1 billion (JPY +1.8 billion and +83.4% AER, +70.7% CER). The increase was primarily due to continued patient uptake in the U.S. and Europe and Canada.
Sales of FIRAZYR (for hereditary angioedema) were JPY 5.5 billion (JPY -1.2 billion and -18.3% AER, -20.2% CER). The decrease was primarily due to the loss of exclusivity in the U.S. and Europe.
PDT Immunology
In PDT Immunology, revenue was JPY 186.5 billion (JPY +44.7 billion and +31.5% AER, +24.3% CER).
Aggregate sales of immunoglobulin products were JPY 145.6 billion (JPY +33.8 billion and +30.2% AER, +22.5% CER). Sales of each of our three global immunoglobulin brands marked double digit percentage of revenue growth, due to continued strong demand globally and growing supply, especially in the U.S., as well as favorable foreign exchange rates. Those include GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), and subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA) which are growing due to their benefit to patients and convenience in administration compared to intravenous therapies.
Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were JPY 30.8 billion (JPY +8.8 billion and +40.0% AER, +36.0% CER). The increase was primarily driven by strong albumin demand in China.
Oncology
In Oncology, revenue was JPY 110.5 billion (JPY -7.0 billion and -6.0% AER, -8.6% CER).
Sales of VELCADE (for multiple myeloma) were JPY 1.8 billion (JPY -14.7 billion and -89.0% AER, -89.8% CER). The decrease was primarily due to multiple generic entrants in the U.S. starting in May 2022.
Sales of ADCETRIS (for malignant lymphomas) were JPY 27.1 billion (JPY +7.2 billion and +35.8% AER, +35.3% CER). The increase was led by strong growth in Growth and Emerging Markets.
Neuroscience
In Neuroscience, revenue was JPY 177.0 billion (JPY +34.6 billion and +24.3% AER, +17.2% CER).
Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder (“ADHD”)) were JPY 123.2 billion (JPY +23.2 billion and +23.2% AER, +16.0% CER). The increase was mainly due to the growth of the adult market, including an impact from a shortage of generic versions of the instant release formulation of ADDERALL in the U.S., and favorable foreign exchange rates.
Sales of ADDERALL XR (for ADHD) were JPY 13.5 billion (JPY +7.3 billion and +117.7% AER, +100.8% CER). The increase was mainly due to a shortage of generic versions of the instant release formulation marketed by competitors in the U.S. and favorable foreign exchange rates.
Cost of Sales
Cost of Sales was JPY 321.1 billion (JPY +28.2 billion and +9.6% AER, +4.6% CER). The increase was primarily due to the depreciation of Japanese yen and revenue growth in our five key business areas as compared to the same period of the previous fiscal year. This was partially offset by a decrease in non-cash charges related to the unwind of the fair value step up on acquired inventories recognized in connection with the acquisition of Shire.
Selling, General and Administrative (SG&A) expenses
SG&A expenses were JPY 248.1 billion (JPY +16.6 billion and +7.2% AER, +1.9% CER). The increase was mainly due to the impact from the depreciation of Japanese yen.
Research and Development (R&D) expenses
R&D expenses were JPY 162.7 billion (JPY +19.1 billion and +13.3% AER, +6.6% CER). The increase was mainly due to the impact from the depreciation of Japanese yen and various investments including those for advancement of pipeline in the current period.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2023 (Consolidated)
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products was JPY 129.4 billion (JPY -1.9 billion and -1.4% AER, -8.1% CER). The decrease was mainly due to a decrease in impairment charges for certain assets related to in-process R&D and marketed products, partially offset by the increase of amortization expenses due to the depreciation of Japanese yen.
Other Operating Income
Other Operating Income was JPY 4.3 billion (JPY -1.2 billion and -22.4% AER, -22.0% CER).
Other Operating Expenses
Other Operating Expenses were JPY 32.9 billion (JPY +4.7 billion and +16.8% AER, +10.0% CER). The increase was primarily due to an increased valuation reserve for pre-launch inventory and the write-off of a certain asset related to a collaboration agreement booked during the current period.
Operating Profit
As a result of the above factors, Operating Profit was JPY 168.6 billion (JPY +18.1 billion and +12.0% AER, +10.0% CER).
Net Finance Expenses
Net Finance Expenses were JPY 33.1 billion (JPY +38.6 billion, compared to Net Finance Income of JPY 5.5 billion in the same period of the previous fiscal year). The change was primarily attributable to a decrease in Finance Income reflecting gains from acquisitions of prior equity method companies and other income recorded in the same period of the previous fiscal year.
Share of Loss of Investments Accounted for Using the Equity Method
Share of Loss of Investments Accounted for Using the Equity Method was JPY 0.4 billion (JPY -0.1 billion and -15.9% AER, -51.6% CER).
Income Tax Expenses
Income Tax Expenses were JPY 45.6 billion (JPY -4.8 billion, -9.6% AER, -11.2% CER). The decrease was primarily due to a decrease in Profit Before Tax.
Net Profit for the Period
Net Profit for the Period was JPY 89.4 billion (JPY -15.6 billion and -14.9% AER, -15.4% CER).
(ii) Core Results (April 1 to June 30, 2023)
Definition of Core financial measures and Constant Exchange Rate change
Takeda uses the concept of Core financial measures for measuring financial performance. These measures are not defined by International Financial Reporting Standards (IFRS).

Core Revenue represents revenue adjusted to exclude significant items unrelated to Takeda's core operations.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs.

Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.

Constant Exchange Rate (CER) change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating Reported or Core results for the current period using corresponding exchange rates in the same period of the previous fiscal year.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2023 (Consolidated)
Results of Core Operations

	Billion JPY or percentage
	FY2022 Q1	FY2023 Q1	Change versus the same period of the previous fiscal year
			AER		CER
			Amount of Change	% change	% change
Core Revenue	972.5	1,058.6	86.2	8.9%	3.7%
Core Operating Profit	319.1	326.3	7.3	2.3%	(2.0)%
Core EPS (JPY)	145	150	5	3.5%	0.3%

Core Revenue
Core Revenue for the three-month period ended June 30, 2023 was JPY 1,058.6 billion (JPY +86.2 billion and +8.9% AER, +3.7% CER). There were no significant items unrelated to Takeda’s core operations excluded from revenue in the current period or in the same period of the previous fiscal year, and, accordingly, Core Revenue for these periods is the same as Reported Revenue. Business momentum was led by Takeda’s Growth and Launch Products* which totaled JPY 424.1 billion (JPY +79.9 billion and +23.2% AER, +16.2% CER).
*    Takeda’s Growth and Launch Products
    GI: ENTYVIO, ALOFISEL
    Rare Diseases: TAKHZYRO, LIVTENCITY
    PDT Immunology: Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology: ALUNBRIG, EXKIVITY
Other: QDENGA

Core Operating Profit
Core Operating Profit for the current period was JPY 326.3 billion (JPY +7.3 billion and +2.3% AER, -2.0% CER). The increase on an AER basis was due to the depreciation of the yen in the current period, while the decline on a CER basis was due to a change in product mix resulted in higher cost of sales ratio and increased investment in R&D and data and technology.

Core EPS
Core EPS for the current period was JPY 150 (JPY +5 and +3.5% AER, +0.3% CER).

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2023 (Consolidated)
(2) Consolidated Financial Position
The amount of change from the previous fiscal year-end is presented based on Actual Exchange Rate.
Assets.
Total Assets as of June 30, 2023 were JPY 14,792.7 billion (JPY +835.0 billion). The increases of Goodwill, Intangible Assets, and Property, Plant and Equipment (JPY +391.4 billion, JPY +244.4 billion, and JPY +104.1 billion, respectively) were mainly due to the effect of foreign currency translation. In addition, Trade and Other Receivables increased (JPY +143.5 billion). These increases were partially offset by a decrease in Cash and Cash Equivalents (JPY -217.1 billion).

Liabilities.
Total Liabilities as of June 30, 2023 were JPY 7,871.1 billion (JPY +268.0 billion). Bonds and Loans were JPY 4,747.1 billion* (JPY +364.8 billion), which increased primarily due to the effect of foreign currency translation and the issuance of commercial paper in June 2023. This increase was partially offset by a decrease in Trade and Other Payables (JPY -208.3 billion).

* The carrying amount of Bonds was JPY 4,006.3 billion and Loans was JPY 740.8 billion as of June 30, 2023. Breakdown of Bonds and Loans' carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (1,301 million USD)	June 2015	June 2025 ~ June 2045	188.9
Unsecured US dollar denominated senior notes (4,000 million USD)	September 2016	September 2023 ~ September 2026	560.2
Unsecured Euro denominated senior notes (3,000 million EUR)	November 2018	November 2026 ~ November 2030	467.9
Unsecured US dollar denominated senior notes (2,250 million USD)	November 2018	November 2023 ~ November 2028	324.0
Hybrid bonds (subordinated bonds)	June 2019	June 2079	499.1
Unsecured US dollar denominated senior notes (7,000 million USD)	July 2020	March 2030 ~ July 2060	1,006.0
Unsecured Euro denominated senior notes (3,600 million EUR)	July 2020	July 2027 ~ July 2040	560.8
Unsecured JPY denominated senior bonds	October 2021	October 2031	249.4
Commercial paper	June 2023	September 2023	150.0
Total			4,006.3

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2023 (Consolidated)
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April 2016	April 2026	100.0
Syndicated loans	April 2017	April 2027	113.5
Syndicated loans (1,500 million USD)	April 2017	April 2027	216.8
Syndicated loans	April 2023	April 2030	100.0
Bilateral loans	March 2016 ~ March 2023	April 2024 ~ March 2029	210.0
Other			0.5
Total			740.8
On April 26, 2023, Takeda repaid JPY 100.0 billion in Syndicated Loans falling due and on the same day entered into new Syndicated Loans of JPY 100.0 billion maturing on April 26, 2030. Furthermore, Takeda had short term commercial paper drawings outstanding of JPY 150.0 billion as at June 30, 2023.

Equity.
Total Equity as of June 30, 2023 was JPY 6,921.7 billion (JPY +567.0 billion). The increase of Other Components of Equity (JPY +604.7 billion) was mainly due to fluctuation in currency translation adjustments reflecting the depreciation of Japanese yen. This increase was partially offset by a decrease in Retained Earnings (JPY -51.0 billion) mainly due to the decrease of JPY 140.1 billion related to dividends payments despite recording Net Profit for the Period.
Consolidated Cash Flows

	Billion JPY
	FY2022 Q1	FY2023 Q1
Net cash from (used in) operating activities	84.2	92.4
Net cash from (used in) investing activities	(94.7)	(266.5)
Net cash from (used in) financing activities	(215.7)	(57.8)
Net increase (decrease) in cash and cash equivalents	(226.2)	(231.9)
Cash and cash equivalents at the beginning of the year	849.7	533.5
Effects of exchange rate changes on cash and cash equivalents	22.5	14.8
Cash and cash equivalents at the end of the period	646.0	316.4
The amount of change from the same period of the previous fiscal year is presented based on Actual Exchange Rate.
Net cash from operating activities
Net cash from operating activities for the current period was JPY 92.4 billion (JPY +8.2 billion). This increase was primarily due to a favorable impact from changes in trade and other payables and other financial liabilities in addition to a higher net profit for the period adjusted for non-cash items and other adjustments. These were partially offset by an unfavorable impact from changes in trade and other receivables and an increase in income taxes paid.
Net cash used in investing activities
Net cash used in investing activities was JPY 266.5 billion (JPY +171.8 billion). This increase was mainly due to an increase in acquisition of intangible assets related to the acquisition of TAK-279 from Nimbus Therapeutics, LLC (Nimbus) and the exclusive license agreement with HUTCHMED (China) Limited (HUTCHMED).
Net cash used in financing activities
Net cash used in financing activities was JPY 57.8 billion (JPY -157.9 billion). The decrease was mainly due to a net increase in commercial paper drawings of JPY 110.0 billion during the current period.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2023 (Consolidated)
(3) Outlook for the Fiscal Year Ending March 31, 2024
The full year consolidated reported forecast for the fiscal year ending March 31, 2024 (FY2023) has not been changed from the forecast announced at the FY2022 financial results announcement on May 11, 2023.
Consolidated Reported Forecast for the Fiscal Year Ending March 31, 2024 (FY2023)

			Billion JPY or percentage
	FY2022 Actual Results	FY2023 Forecast	Change versus the previous year
Revenue	4,027.5	3,840.0	(187.5)	(4.7)%
Operating profit	490.5	349.0	(141.5)	(28.8)%
Profit before tax	375.1	185.0	(190.1)	(50.7)%
Net profit for the year (attributable to owners of the Company)	317.0	142.0	(175.0)	(55.2)%
EPS (JPY)	204.29	90.75	(113.54)	(55.6)%
Core Revenue	4,027.5	3,840.0	(187.5)	(4.7)%
Core Operating Profit	1,188.4	1,015.0	(173.4)	(14.6)%
Core EPS (JPY)	558	434	(124)	(22.2)%
Major assumptions used in preparing the FY2023 Reported Forecast

			Billion JPY or percentage
	FY2022 Actual Results		FY2023 Forecast
FX rates (JPY)	USD/JPY EUR/JPY RUB/JPY BRL/JPY CNY/JPY	135 141 2.1 26.3 19.7	USD/JPY EUR/JPY RUB/JPY BRL/JPY CNY/JPY	131 141 1.9 25.9 19.5
R&D expenses	(633.3)		(643.0)
Amortization of intangible assets associated with products	(485.1)		(480.0)
Impairment of intangible assets associated with products	(57.3)		(50.0)
Other operating income	25.4		14.0
Other operating expenses	(145.2)		(150.0)
Other Core Operating Profit adjustments	(35.6)		—
Finance income and (expenses), net	(106.8)		(165.0)
Free cash flow	446.2		400.0 - 500.0*
Capital expenditures (cash flow base)	(633.7)		(480.0 - 530.0)*
Depreciation and amortization (excluding intangible assets associated with products)	(179.3)		(170.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)	~13%		Mid-to-high teen %
*    Reflects expenditures related to the acquisition of TAK-279 from Nimbus (USD 1.0 billion) and in-licensing of fruquintinib from HUTCHMED (USD 400 million). The USD 1.0 billion payment related to the acquisition of TAK-279 represents the portion of the USD 4.0 billion upfront payment paid in April 2023 (USD 0.9 billion), and scheduled to be paid in August 2023 (USD 0.1 billion).

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2023 (Consolidated)
Management Guidance
Takeda uses changes in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2024 (FY2023) has not been changed from the management guidance announced at the FY2022 financial results announcement on May 11, 2023.

FY2023 Management Guidance CER % Change*
Core Revenue	Low-single-digit % decline
Core Operating Profit	Low-10s % decline
Core EPS	Low-20s % decline
* Please refer to 1. Financial Highlights for the Three-month Period Ended June 30, 2023, (1) Business Performance, (ii) Core Results (April 1 to June 30, 2023), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
Other assumptions used in preparing the FY2023 Reported Forecast and the Management Guidance
The FY2023 reported forecast and the management guidance assume approximately JPY 330.0 billion revenue loss from loss of exclusivities (on a CER basis), including AZILVA (for hypertension) in Japan in June 2023, and VYVANSE (for attention deficit hyperactivity disorder) in the U.S. in August 2023.
Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2023 (Consolidated)
2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions, except per share data)
	Three-month Period Ended June 30,
	2022	2023
Revenue	972,465	1,058,618
Cost of sales	(292,882)	(321,114)
Selling, general and administrative expenses	(231,480)	(248,113)
Research and development expenses	(143,607)	(162,741)
Amortization and impairment losses on intangible assets associated with products	(131,277)	(129,423)
Other operating income	5,479	4,251
Other operating expenses	(28,182)	(32,907)
Operating profit	150,515	168,571
Finance income	60,925	26,455
Finance expenses	(55,469)	(59,575)
Share of loss of investments accounted for using the equity method	(497)	(418)
Profit before tax	155,473	135,033
Income tax expenses	(50,452)	(45,627)
Net profit for the period	105,021	89,406
Attributable to:
Owners of the Company	105,014	89,395
Non-controlling interests	7	11
Net profit for the period	105,021	89,406
Earnings per share (JPY)
Basic earnings per share	67.94	57.51
Diluted earnings per share	67.56	57.12

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2023 (Consolidated)
(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Three-month Period Ended June 30,
	2022	2023
Net profit for the period	105,021	89,406
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	(180)	14,192
Remeasurement of defined benefit pension plans	10,533	(310)
	10,354	13,881
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	722,771	593,939
Cash flow hedges	(25,473)	(11,021)
Hedging cost	(27,415)	7,859
Share of other comprehensive loss of investments accounted for using the equity method	(641)	(191)
	669,242	590,586
Other comprehensive income for the period, net of tax	679,596	604,467
Total comprehensive income for the period	784,617	693,874
Attributable to:
Owners of the Company	784,571	693,816
Non-controlling interests	46	58
Total comprehensive income for the period	784,617	693,874

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2023 (Consolidated)
(3) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2023	As of June 30, 2023
ASSETS
Non-current assets:
Property, plant and equipment	1,691,229	1,795,315
Goodwill	4,790,723	5,182,128
Intangible assets	4,269,657	4,514,084
Investments accounted for using the equity method	99,174	100,421
Other financial assets	279,683	293,108
Other non-current assets	63,325	60,143
Deferred tax assets	366,003	375,522
Total non-current assets	11,559,794	12,320,721
Current assets:
Inventories	986,457	1,083,374
Trade and other receivables	649,429	792,895
Other financial assets	20,174	52,229
Income taxes receivable	32,264	32,586
Other current assets	160,868	179,884
Cash and cash equivalents	533,530	316,380
Assets held for sale	15,235	14,670
Total current assets	2,397,956	2,472,017
Total assets	13,957,750	14,792,738

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,042,741	4,330,254
Other financial liabilities	534,269	495,494
Net defined benefit liabilities	127,594	137,108
Income taxes payable	24,558	4,807
Provisions	55,969	59,504
Other non-current liabilities	65,389	72,612
Deferred tax liabilities	270,620	269,549
Total non-current liabilities	5,121,138	5,369,328
Current liabilities:
Bonds and loans	339,600	416,860
Trade and other payables	649,233	440,924
Other financial liabilities	185,537	313,882
Income taxes payable	232,377	242,756
Provisions	508,360	527,773
Other current liabilities	566,689	559,547
Liabilities held for sale	144	—
Total current liabilities	2,481,940	2,501,741
Total liabilities	7,603,078	7,871,069

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2023 (Consolidated)

	JPY (millions)
	As of March 31, 2023	As of June 30, 2023
EQUITY
Share capital	1,676,345	1,676,411
Share premium	1,728,830	1,741,937
Treasury shares	(100,317)	(100,255)
Retained earnings	1,541,146	1,490,097
Other components of equity	1,508,119	2,112,861
Equity attributable to owners of the Company	6,354,122	6,921,052
Non-controlling interests	549	617
Total equity	6,354,672	6,921,668
Total liabilities and equity	13,957,750	14,792,738

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2023 (Consolidated)
(4) Condensed Interim Consolidated Statements of Changes in Equity
Three-month period ended June 30, 2022 (From April 1 to June 30, 2022)

	JPY (millions)
	Equity attributable to owners of the company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2022	1,676,263	1,708,873	(116,007)	1,479,716	984,141	22,068
Effect of hyperinflation				(1,960)	4,121
Restated opening balance	1,676,263	1,708,873	(116,007)	1,477,756	988,263	22,068
Net profit for the period				105,014
Other comprehensive income (loss)					722,137	(225)
Comprehensive income (loss) for the period	—	—	—	105,014	722,137	(225)
Transactions with owners:
Issuance of new shares	14	14
Acquisition of treasury shares		(5)	(27,045)
Dividends				(138,218)
Transfers from other components of equity				15,213		(4,679)
Share-based compensation		12,292
Exercise of share-based awards		(13,838)	13,867
Total transactions with owners	14	(1,537)	(13,177)	(123,005)	—	(4,679)
As of June 30, 2022	1,676,277	1,707,336	(129,184)	1,459,764	1,710,399	17,163

	Equity attributable to owners of the company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2022	(65,901)	(6,135)	—	934,173	5,683,019	504	5,683,523
Effect of hyperinflation				4,121	2,161		2,161
Restated opening balance	(65,901)	(6,135)	—	938,294	5,685,180	504	5,685,684
Net profit for the period				—	105,014	7	105,021
Other comprehensive income (loss)	(25,473)	(27,415)	10,533	679,557	679,557	39	679,596
Comprehensive income (loss) for the period	(25,473)	(27,415)	10,533	679,557	784,571	46	784,617
Transactions with owners:
Issuance of new shares				—	29		29
Acquisition of treasury shares				—	(27,050)		(27,050)
Dividends				—	(138,218)		(138,218)
Transfers from other components of equity			(10,533)	(15,213)	—		—
Share-based compensation				—	12,292		12,292
Exercise of share-based awards				—	30		30
Total transactions with owners	—	—	(10,533)	(15,213)	(152,918)	—	(152,918)
As of June 30, 2022	(91,375)	(33,549)	—	1,602,638	6,316,832	551	6,317,383

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2023 (Consolidated)
Three-month period ended June 30, 2023 (From April 1 to June 30, 2023)

	JPY (millions)
	Equity attributable to owners of the company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2023	1,676,345	1,728,830	(100,317)	1,541,146	1,606,128	12,470
Net profit for the period				89,395
Other comprehensive income (loss)					593,692	14,201
Comprehensive income (loss) for the period	—	—	—	89,395	593,692	14,201
Transactions with owners:
Issuance of new shares	66	66
Acquisition of treasury shares			(2,350)
Disposal of treasury shares		0	0
Dividends				(140,122)
Changes in ownership
Transfers from other components of equity				(322)		12
Share-based compensation		15,467
Exercise of share-based awards		(2,425)	2,412
Total transactions with owners	66	13,108	62	(140,444)	—	12
As of June 30, 2023	1,676,411	1,741,937	(100,255)	1,490,097	2,199,820	26,682

	Equity attributable to owners of the company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2023	(87,352)	(23,127)	—	1,508,119	6,354,122	549	6,354,672
Net profit for the period				—	89,395	11	89,406
Other comprehensive income (loss)	(11,021)	7,859	(310)	604,421	604,421	47	604,467
Comprehensive income (loss) for the period	(11,021)	7,859	(310)	604,421	693,816	58	693,874
Transactions with owners:
Issuance of new shares				—	132		132
Acquisition of treasury shares				—	(2,350)		(2,350)
Disposal of treasury shares				—	0		0
Dividends				—	(140,122)		(140,122)
Changes in ownership				—	—	9	9
Transfers from other components of equity			310	322	—		—
Share-based compensation				—	15,467		15,467
Exercise of share-based awards				—	(13)		(13)
Total transactions with owners	—	—	310	322	(126,886)	9	(126,877)
As of June 30, 2023	(98,373)	(15,268)	—	2,112,861	6,921,052	617	6,921,668

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2023 (Consolidated)
(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Three-month Period Ended June 30,
	2022	2023
Cash flows from operating activities:
Net profit for the period	105,021	89,406
Depreciation and amortization	158,283	171,501
Impairment losses	14,238	7,829
Equity-settled share-based compensation	12,292	15,442
Loss on sales and disposal of property, plant and equipment	7	326
Gain on divestment of business and subsidiaries	(320)	(147)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	136	44
Finance (income) and expenses, net	(5,456)	33,120
Share of loss of investments accounted for using the equity method	497	418
Income tax expenses	50,452	45,627
Changes in assets and liabilities:
Increase in trade and other receivables	(17,970)	(90,373)
Increase in inventories	(9,118)	(28,589)
Decrease in trade and other payables	(97,123)	(34,656)
Decrease in provisions	(20,106)	(22,583)
Increase (decrease) in other financial liabilities	(44,152)	25,254
Other, net	(41,583)	(67,640)
Cash generated from operations	105,097	144,980
Income taxes paid	(24,945)	(55,907)
Tax refunds and interest on tax refunds received	4,090	3,327
Net cash from operating activities	84,241	92,400
Cash flows from investing activities:
Interest received	470	2,322
Dividends received	138	147
Acquisition of property, plant and equipment	(42,125)	(45,957)
Proceeds from sales of property, plant and equipment	34	11
Acquisition of intangible assets	(56,251)	(223,280)
Acquisition of investments	(2,933)	(674)
Proceeds from sales and redemption of investments	6,178	543
Proceeds from sales of business, net of cash and cash equivalents divested	—	372
Other, net	(224)	(15)
Net cash used in investing activities	(94,714)	(266,530)

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2023 (Consolidated)

	JPY (millions)
	Three-month Period Ended June 30,
	2022	2023
Cash flows from financing activities:
Net increase in short-term loans and commercial papers	—	110,000
Proceeds from issuance of bonds and long-term loans	—	100,000
Repayments of bonds and long-term loans	(26,804)	(100,088)
Acquisition of treasury shares	(26,929)	(2,326)
Interest paid	(22,770)	(19,815)
Dividends paid	(128,873)	(130,746)
Repayments of lease liabilities	(10,325)	(10,546)
Other, net	(17)	(4,257)
Net cash used in financing activities	(215,717)	(57,778)
Net decrease in cash and cash equivalents	(226,190)	(231,908)
Cash and cash equivalents at the beginning of the year	849,695	533,530
Effects of exchange rate changes on cash and cash equivalents	22,485	14,759
Cash and cash equivalents at the end of the period	645,991	316,380

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2023 (Consolidated)
(6) Notes to Condensed Interim Consolidated Financial Statements
(Significant Uncertainty Regarding Going Concern Assumption)
Not applicable.
(Material Accounting Policies)
Material accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2023.
Takeda calculated income tax expenses for the three-month period ended June 30, 2023, based on the estimated average annual effective tax rate.
(Significant Changes in Equity Attributable to Owners of the Company)
Not applicable.
(Significant Subsequent Events)
Not applicable.